April 28, 2005

James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
901 E Street NW
Washington, D.C.  20004

RE:       Evergreen Equity Trust, File Nos. 333-37453 and 811-08413 (the “Registrant”)
            Post-Effective Amendment No. (78) to the Registration Statement on Form N-1A
            For the Evergreen Asset Allocation Fund (the “Fund”)

Dear Mr. O'Connor:

            In response to your comments to the Registrant’s Form N-1A filing made on February 25, 2005, pursuant to Rule 485(a) for the Fund, (accession no. 0000907244-05-000068, which you relayed to us in our telephone conversation on April 12, 2005, please note the following responses:

Comment:       You noted that in the section entitled “Calculating the Share Price,” we state that the fair value procedures have been adopted by the Board of Trustees but that the disclosure does not clearly state that, in addition, the Board monitors fair value pricing done in conjunction with the procedures.

Response:       In the section entitled “Fund Operating Policies and Procedures”, sub-section entitled “Fund Pricing” the disclosure states: “The Board of Trustees also has a Pricing Committee, which reviews fair valuation issues.”

Comment:       With respect to the section entitled “Short-Term Trading,” you asked if there are any exceptions to our policy to limit investors to three “round-trip” exchanges per quarter and five “round-trip” exchanges per calendar year.

Response:       We do not have any exceptions to this policy.  As we discussed, and as disclosed in the section entitled “Short-Term Trading,” there are instances where we are not able to detect and prevent trading that violates these restrictions, such as when an investor trades through a broker-dealer or through retirement plans which hold the investor’s shares in an omnibus account.

U.S. Securities and Exchange Commission
Division of Investment Management
April 28, 2005

Comment:       With respect to the section entitled “Portfolio Holdings,” you have asked that we expand on the disclosure to more adequately address the requirements described in “Final Rule: Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings” (Release Nos. 33-8408;IC-26418; File No. S7-26-03)

Response:       We have added disclosure to the Fund’s SAI to more completely address the specific requirements under the rule.  We have also added a cross-reference to the SAI in the summary contained in the prospectus that states, “See ‘Policy for Dissemination of Portfolio Holdings’ in the SAI for a more detailed description of this policy.”  The new disclosure added to the SAI is as follows:

POLICY FOR DISSEMINATION OF PORTFOLIO HOLDINGS

            “A complete listing of portfolio holdings for every Fund as of the calendar quarter end will be available to the public approximately 15 calendar days after the calendar quarter end. Such listing to be posted to EvergreenInvestments.com as soon after the 15 days as possible. In addition, certain Funds (such as Evergreen money market funds) may make available to the public a complete list of holdings as of month end, posted to EvergreenInvestments.com within approximately 15 calendar days after the month end.  Once released to the web, there are no restrictions on providing the data to any shareholder or external party.

No dissemination of the Funds’ portfolio holdings is allowed to any shareholder, potential shareholder or party external to Evergreen except for dissemination (i) required by law, (ii) to service providers for the Funds and external sub-advisors with respect to the Fund(s) they advise, or (iii) to institutional investment consultants or mutual fund analytical firms (such as Morningstar and Lipper), in such cases, only where there are signed confidentiality agreements in place that are approved through Evergreen's legal division.  Institutional investment consultants are those organizations who utilize fund holdings data and characteristics such as beta, P/E ratio, etc. to screen investment vehicles for their large, institutional clients.  These consultants typically compare the Funds against other investment firms’ products to see which is most suitable for their clients.  In presentations to clients, these consultants will sometimes provide data regarding the Funds and how they compare to products of other investment advisors.  The confidentiality agreements applicable to these situations preclude these firms from providing any client with holdings data until the data is available to the public.

            This policy applies to affiliates of Evergreen such as Wachovia Trust and Wachovia Securities.  Officers of the Funds may authorize disclosure of a Fund’s portfolio securities in accordance with this policy.  The Funds’ Board has reviewed this policy and has designated the Funds’ chief compliance officer to be responsible for monitoring compliance with the policy.  The chief compliance officer reports directly to the Board.

U.S. Securities and Exchange Commission
Division of Investment Management
April 28, 2005

As of April 27, 2005, the Funds had ongoing arrangements with the following recipients to make available non-public portfolio holdings information relating to the Funds:

Recipient	Purpose	Timing
State Street Bank and Trust Company	Funds’ custodian	Daily
KPMG LLP	Funds’ independent registered public accountants	As necessary in connection with financial statements and SEC filings
EIS	Funds’ administrator	Daily
ESC	Funds’ transfer agent	Quarterly
EIMC	Funds’ investment advisor	Daily
GMO	Funds’ sub-advisor	Daily

            Once portfolio holdings information is made public, there are no restrictions on providing the data to any shareholder or other party.”

We represent to you, on behalf of the Fund, that:

-- the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

-- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-- the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            We will file an amended Form N-1A pursuant to Rule 485(b) for the Registrant on or about April 28, 2005.  Revisions made to the prospectus and/or statement of additional information will be marked.

            Please feel free to call me at 617-210-3682 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments